13013574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SEC Mail Processing Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-051359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WASHINGTON SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6935 WISCONSIN AVENUE, SUITE 510
(No. and Street)

CHEVY CHASE (City) MD (State) 20815 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES R. JOHNSON (301) 657-3118
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *If individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KJ 3/8
DD 3/9/13

OATH OR AFFIRMATION

I, JAMES R. JOHNSON, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of WASHINGTON SECURITIES CORPORATION., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

President

Title

Notary Public

My commission expires 2-6-2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WASHINGTON SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

WASHINGTON SECURITIES CORPORATION
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2012

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
Washington Securities Corporation
Chevy Chase, MD

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Washington Securities Corporation (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Washington Securities Corporation as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 27, 2013

WASHINGTON SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	49,286
Receivable from Clearing Organization		45,767
Securities Owned – at Market		5,404
Deposits		50,000
Other Assets		6,822
Total Assets	$	157,279

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions Payable	$	31,808
Accounts Payable		19,875
Total Liabilities		51,683
STOCKHOLDERS' EQUITY		
Common Stock		600
Additional Paid-In Capital		50,400
Retained Earnings		54,596
Total Stockholders' Equity		105,596
Total Liabilities and Stockholders' Equity	$	157,279

See accompanying Notes to Financial Statements

NOTE 1 – ORGANIZATION

Washington Securities Corporation (the Company), was formed for the purpose of operating a broker-dealer in securities. The Corporation is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of WSC Holdings, Inc. (WSCH).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Securities transactions and related commissions are recorded on a settlement date basis, which management believes is not materially different than trade date.

Use of Estimates – The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Income Taxes –The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

NOTE 3 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels Level 1, Level 2 and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 5,404	$ -	$ -	5,404

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company shares office space and facilities with other entities, some of which are owned and operated by officers of the Company and others by its parent WSCH. For the use of these facilities, the Company, from time to time, reimburses WSCH pursuant to a management fee agreement. For 2012 the Company paid WSCH $105,500 under this agreement. Management believes this amount is sufficient reimbursement for these costs.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $96,691 which was $91,691 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .54 to 1.

NOTE 6 – OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2013, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.